Exhibit 99.1

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Fanhua Reports Second Quarter and First Half 2021 Unaudited Financial Results

GUANGZHOU, China, August 23, 2021, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20211.

Financial Highlights for the Second Quarter of 2021:

(In thousands, except per ADS)	2020Q2 (RMB)	2021Q2 (RMB)	2021Q2 (US$)	Change %
Total net revenues	881,545	689,919	106,855	(21.7)
Operating income	96,942	51,005	7,900	(47.4)
Share of income of affiliates	4,487	10,965	1,698	144.4
Net income attributable to the Company’s shareholders	99,313	67,405	10,440	(32.1)
Diluted net income per ADS	1.85	1.25	0.19	(32.4)
Cash, cash equivalents and short-term investments (As of June 30, 2020 and 2021)	1,655,866	1,447,685	224,218	(12.6)

Financial Highlights for the First Half of 2021:

(In thousands, except per ADS)	First Half 2020 (RMB)	First Half 2021 (RMB)	First Half 2021 (US$)	Change %
Total net revenues	1,604,168	1,784,948	276,453	11.3
Operating income	156,986	191,406	29,645	21.9
Share of income (loss) of affiliates	(7,852)	26,327	4,078	-
Net income attributable to the Company’s shareholders	145,106	205,790	31,873	41.8
Diluted net income per ADS	2.70	3.83	0.59	41.9

“The resurgences of COVID-19 have brought far-reaching impact on China’s economy and business activities nation-wide, directly or indirectly hurting consumer confidence and purchasing power of middle-class families. Many industries have been drastically impacted, and the insurance industry was certainly not immune” Commenting on the financial results of second quarter of 2021, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “In the second quarter, China’s life insurance industry saw a decline of 16.6% year-over-year. Against the headwind, we still managed to record RMB2.5 billion in total life insurance GWP, up by 4.9% year-over-year, with operating income beating expectation to achieve RMB51.0 million. For the first half of 2021, while the life insurance industry only grew by 0.4% year-over-year in GWP, our life insurance business grew by 16.9% year-over-year to RMB5.5 billion in terms of GWP and our operating income achieved RMB191.4 million, meeting nearly two-thirds of our target for 2021.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate as of June 30, 2021 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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“Faced with industrial challenges, we also see great opportunities. We believe that there is tremendous room waiting to be explored in China’s life insurance market in the long run, and that professional insurance intermediaries, as an important insurance distribution force, still will benefit from the huge growth potential.

“With an ageing population, the demand of Chinese middle-class families for commercial pension insurance and long-term annuity is expected to continue to grow, and thus opens up a huge blue ocean market. The key to cultivating and meeting such demand is to build a high-quality sales force, gain customer insight through digital intelligence, and provide customers with a variety of customized products according to their individual needs, thus prolonging customer life cycle. We believe that our ‘Professionalization, Digitalization and Open Platform’ strategy has prepared us well for grasping such market opportunities.

“We are glad that we have made good progress in implementing our ‘Professionalization, Digitalization and Open Platform’ strategy. To date, we have approved the establishment of 14 Yuntong (literally translated as Cloud Phoenixtree) branches2, among which nine are preparing for opening. In the meantime, we have initiated the application of new digital tools in Hebei Province on a pilot basis since May 2021 and received positive feedback. Building on our experience in the Hebei pilot zone, we plan to roll out digital tools among our frontline sales force on a wider basis across China in the third quarter of 2021, so as to assist our team leaders to manage their teams more efficiently and empower agents to better engage with the clients based on data-driven insights and digitalized operations.

“We expect our new business for the third quarter of 2021 to improve on a quarter-over-quarter basis while operating income to be no less than RMB25 million, as we will accelerate the pace of the implementation of our new strategy, with increased spending on setting up Yuntong branches and promotion of digitalization initiatives. In the meantime, we will also spare no effort to ramp up sales in the last quarter to achieve our full-year sales target and gear up for the Jumpstart Sales Campaign for 2022. Operating income is expected to exceed RMB100 million for the second half of 2021 and RMB300 million for 2021.”

Financial Results for the Second Quarter of 2021

Total net revenues were RMB689.9 million (US$106.9 million) for the second quarter of 2021, representing a decrease of 21.7% from RMB881.5 million for the corresponding period in 2020.

●	Net revenues for agency business were RMB577.4 million (US$89.4 million) for the second quarter of 2021, representing a decrease of 24.6% from RMB765.8 million for the corresponding period in 2020. In the second quarter of 2021, total GWP increased by 4.3% year-over-year to RMB2.5 billion, of which first year premiums decreased by 16.7% year-over-year to RMB509.7 million and renewal premiums grew by 17.3% year-over-year to RMB2,031.3 million.

◆	Net revenues for the life insurance business were RMB542.8 million (US$84.0 million) for the second quarter of 2021, representing a decrease of 25.5% from RMB728.5 million for the corresponding period in 2020. The decrease was mainly due to the weakened demand for critical illness insurance after the strong sales prior to the transition to the new critical illness definition framework in the first quarter of 2021, and relatively high base due to post-COVID19 boost in the corresponding period in 2020. In the second quarter of 2021, total GWP increased by 4.9% year-over-year to RMB2.5 billion, of which first year premiums decreased by 30.0% year-over-year to RMB428.5 million and renewal premiums increased by 17.3% year-over-year to RMB2,031.3 million.

[2]	Yuntong, literally translated as Cloud Phoenixtree, is a high-end brand designated for our branches for elite and professional sales force in major cities

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During the current period, estimated variable renewal commissions related to long-term life insurance products of RMB57.2 million (US$8.9 million) was recognized in our financial statements. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the subsequent renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. With the passing of time and accumulation of historical experiences and data, the judgment and assumptions will be continuously re-evaluated and adjusted as needed when more information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

Revenues generated from our life insurance business accounted for 78.7% of our total net revenues in the second quarter of 2021.

◆	Net revenues for the P&C insurance business were RMB34.6 million (US$5.4 million) for the second quarter of 2021, representing a decrease of 7.0% from RMB37.3 million for the corresponding period in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for short term products, including accident insurance, medical insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). The decrease was primarily due to the decline in the sales of accident insurance through Baowang. Revenues generated from the P&C insurance business accounted for 5.0% of our total net revenues in the second quarter of 2021.

●	Net revenues for the claims adjusting business were RMB112.5 million (US$17.4 million) for the second quarter of 2021, representing a decrease of 2.8% from RMB115.8 million for the corresponding period in 2020. The decrease was mainly due to the decline in claims adjusting business related to non-auto P&C insurance and marine & cargo insurance. Such decrease was partially offset by the growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 16.3% of our total net revenues in the second quarter of 2021.

Total operating costs and expenses were RMB638.9 million (US$99.0 million) for the second quarter of 2021, representing a decrease of 18.6% from RMB784.6 million for the corresponding period in 2020.

●	Commission costs were RMB431.7 million (US$66.9 million) for the second quarter of 2021, representing a decrease of 28.0% from RMB599.7 million for the corresponding period in 2020.

●	Commission cost for agency business were RMB363.6 million (US$56.3 million) for the second quarter of 2021, representing a decrease of 32.1% from RMB535.4 million for the corresponding period in 2020.

◆	Costs of the life insurance business were RMB337.2 million (US$52.2 million) for the second quarter of 2021, representing a decrease of 33.4% from RMB506.8 million for the corresponding period in 2020. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 78.1% of our total commission costs in the second quarter of 2021.

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◆	Costs of the P&C insurance business were RMB26.4 million (US$4.1 million) for the second quarter of 2021, representing a decrease of 7.7% from RMB28.6 million for the corresponding period in 2020. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). Costs incurred by the P&C insurance business accounted for 6.1% of our total commission costs in the second quarter of 2021.

●	Costs of claims adjusting business were RMB68.1 million (US$10.6 million) for the second quarter of 2021, representing an increase of 5.9% from RMB64.3 million for the corresponding period in 2020. Costs incurred by the claims adjusting business accounted for 15.8% of our total commission costs in the second quarter of 2021.

●	Selling expenses were RMB79.3 million (US$12.3 million) for the second quarter of 2021, representing an increase of 13.1% from RMB70.1 million for the corresponding period in 2020. The increase was the result of headcount increase related to digital operation division.

●	General and administrative expenses were RMB127.9 million (US$19.8 million) for the second quarter of 2021, representing an increase of 11.5% from RMB114.7 million for the corresponding period in 2020. The increase was mainly due to increased contributions to employees' defined contribution plans which had a lower base in the same period of last year as the government waived the contribution in 2020 in view of the impact of COVID-19 and increased expenditure including payroll and rental expense on the establishment of Fanhua Yuntong branches.

As a result of the preceding factors, we recorded an operating income of RMB51.0 million (US$7.9 million) for the second quarter of 2021, representing a decrease of 47.4% from RMB96.9 million for the corresponding period in 2020.

Operating margin was 7.4% for the second quarter of 2021, compared to 11.0% for the corresponding period in 2020.

Investment income was RMB6.3 million (US$1.0 million) for the second quarter of 2021, representing an increase of 18.9% from RMB5.3 million for the corresponding period in 2020. The investment income in the second quarter of 2021 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB0.5 million (US$0.1 million) for the second quarter of 2021, representing a decrease of 90.2% from RMB5.1 million for the corresponding period in 2020.

Income tax expense was RMB15.9 million (US$2.5 million) for the second quarter of 2021, representing a decrease of 47.0% from RMB30.0 million for the corresponding period in 2020 due to the decrease in operating income. The effective tax rate for the second quarter of 2021 was 21.4% compared with 22.9% for the corresponding period in 2020.

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Share of income of affiliates was RMB11.0 million (US$1.7 million) for the second quarter of 2021, representing an increase of 144.4% from RMB4.5 million for the corresponding period in 2020, mainly attributable to the increase in income from CNFinance Holdings Limited.

Net income was RMB69.4 million (US$10.8 million) for the second quarter of 2021, representing a decrease of 34.0% from RMB105.2 million for the corresponding period in 2020.

Net income attributable to the Company’s shareholders was RMB67.4 million (US$10.4 million) for the second quarter of 2021, representing a decrease of 32.1% from RMB99.3 million for the corresponding period in 2020.

Net margin was 9.8% for the second quarter of 2021 as compared to 11.3% for the corresponding period in 2020.

Basic and diluted net income per ADS were RMB1.26 (US$0.19) and RMB1.25(US$0.19) for the second quarter of 2021, respectively, representing decreases of 31.9% and 32.4% from RMB1.85 and RMB1.85 for the corresponding period in 2020.

As of June 30, 2021, the Company had RMB1,447.7 million (US$224.2 million) in cash, cash equivalents and short-term investments.

Financial Results for the First Half of 2021

Total net revenues were RMB1,784.9 million (US$276.4 million) for the first half of 2021, representing an increase of 11.3 % from RMB1,604.2 million for the corresponding period in 2020.

●	Net revenues for agency business were RMB1,577.5 million (US$244.3 million)for the first half of 2021, representing an increase of 11.4% from RMB1,416.0 million for the corresponding period in 2020. In the first half of 2021, total GWP increased by 16.1% year-over-year to RMB5.7 billion, of which first year premiums increased 10.3% year-over-year to RMB1,402.9 million.

◆	Net revenues for the life insurance business were RMB1,512.0 million (US$234.2 million) for the first half of 2021, representing an increase of 11.7% from RMB1,353.7 million for the corresponding period in 2020, primarily reflecting the strong sales of life insurance business during the jumpstart sales season in the first quarter of 2021. In the first half of 2021, total GWP increased by 16.9% year-over-year to RMB5.5 billion, of which first year premiums increased 12.6% year-over-year to RMB1,251.6 million and renewal premiums increased 18.2% year-over-year to RMB4,273.6 million. During the current period, estimated variable renewal commissions related to long-term life insurance products of RMB138.6 million (US$21.5 million) was recognized in our financial statements.

Revenues generated from our life insurance business accounted for 84.7% of our total net revenues in the first half of 2021.

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◆	Net revenues for the P&C insurance business were RMB65.5 million (US$10.1 million) for the first half of 2021, representing an increase of 5.1% from RMB62.3 million for the corresponding period in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for accident insurance, short-term medical insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). The increase was primarily due to growth of short-term medical insurance sales through Baowang in the first quarter of 2021. Revenues generated from the P&C insurance business accounted for 3.7% of our total net revenues in the first half of 2021.

●	Net revenues for the claims adjusting business were RMB207.4 million (US$32.1 million) for the first half of 2021, representing an increase of 10.1% from RMB188.3 million for the corresponding period in 2020. The increase was mainly due to the growth in our medical insurance-related claims adjusting business in the first quarter of 2021. Revenues generated from the claims adjusting business accounted for 11.6% of our total net revenues in the first half of 2021.

Total operating costs and expenses were RMB1,593.5 million (US$246.8 million) for the first half of 2021, representing an increase of 10.1% from RMB1,447.2 million for the corresponding period in 2020.

●	Commission costs were RMB1,169.4 million (US$181.1 million) for the first half of 2021, representing an increase of 7.2% from RMB1,090.6 million for the corresponding period in 2020. The increase in commission cost was mainly in line with the increase of life insurance business.

●	Commission cost for agency business were RMB1,037.6 million (US$160.7 million) for the first half of 2021, representing an increase of 5.9% from RMB979.6 million for the corresponding period in 2020.

◆	Costs of the life insurance business were RMB989.9 million (US$153.3 million) for the first half of 2021, representing an increase of 6.0% from RMB934.3 million for the corresponding period in 2020. The increase was in line with the increase in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 84.6% of our total commission costs in the first half of 2021.

◆	Costs of the P&C insurance business were RMB47.7 million (US$7.4 million) for the first half of 2021, representing an increase of 5.3% from RMB45.3 million for the corresponding period in 2020. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The increase was in line with the increase in net revenues generated from our P&C insurance business. Costs incurred by the P&C insurance business accounted for 4.1% of our total commission costs in the first half of 2021.

●	Costs of claims adjusting business were RMB131.8 million (US$20.4 million) for the first half of 2021, representing an increase of 18.6% from RMB111.1 million for the corresponding period in 2020. Costs incurred by the claims adjusting business accounted for 11.3% of our total commission costs in the first half of 2021.

●	Selling expenses were RMB157.7 million (US$24.4 million) for the first half of 2021, representing an increase of 20.0% from RMB131.4 million for the corresponding period in 2020. The increase was mainly contributed by i) headcount increase related to digital operation division; and ii) increased marketing expenditures related to the jumpstart sales campaigns in the first quarter of 2021.

●	General and administrative expenses were RMB266.4 million (US$41.3 million) for the first half of 2021, representing an increase of 18.3% from RMB225.2 million for the corresponding period in 2020. The increase was mainly due to the increased contributions to employees' defined contribution plans which had a lower base in the same period of last year as the government waived the contribution in 2020 in view of the impact of COVID-19 and increased expenditure including payroll and rental expense on the establishment of Fanhua Yuntong branches.

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As a result of the preceding factors, we recorded an operating income of RMB191.4 million (US$29.6 million) for the first half of 2021, representing an increase of 21.9% from RMB157.0 million for the corresponding period in 2020.

Operating margin was 10.7% for the first half of 2021, compared to 9.8% for the corresponding period in 2020.

Investment income was RMB16.5 million (US$2.6 million) for the first half of 2021, representing an increase of 17.0% from RMB14.1 million for the corresponding period in 2020. The investment income in the first half of 2021 consisted of yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB1.0 million (US$0.2 million) for the first half of 2021, representing a decrease of 87.3% from RMB7.9 million for the corresponding period in 2020.

Income tax expense was RMB48.6 million (US$7.5 million) for the first half of 2021, compared with RMB48.6 million for the corresponding period in 2020. The effective tax rate for the first half of 2021 was 21.4% compared with 23.8% for the corresponding period in 2020.

Share of income of affiliates was RMB26.3 million (US$4.1 million) for the first half of 2021, compared with share of loss of affiliates of RMB7.9 million for the corresponding period in 2020, mainly attributable to the increase in income from CNFinance Holdings Limited.

Net income was RMB204.7 million (US$31.7 million) for the first half of 2021, representing an increase of 38.3% from RMB148.0 million for the corresponding period in 2020.

Net income attributable to the Company’s shareholders was RMB205.8 million (US$31.9 million) for the first half of 2021, representing an increase of 41.8% from RMB145.1 million for the corresponding period in 2020, mainly due to the increases in operating income.

Net margin was 11.5% for the first half of 2021 as compared to 9.0% for the corresponding period in 2020.

Basic and diluted net income per ADS were RMB3.83 (US$0.59 and RMB3.83 (US$0.59) for the first half of 2021, respectively, representing increases of 41.9% and 41.9% from RMB2.70 and RMB2.70 for the corresponding period in 2020.

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Key Operational Metrics for Fanhua’s Online Initiatives in the Second Quarter of 2021:

●	Baowang (www.baoxian.com) - Our direct-to-consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of registered customer accounts was 3.1 million as of June 30, 2021, representing an increase of 6.9% from approximately 2.9 million as of June 30, 2020;

➢	The number of active customer accounts[3] was 96,978 in the second quarter of 2021, representing an increase of 23.4% from 78,570 in the corresponding period of 2020

➢	Insurance premiums generated on Baoxian.com was RMB88.6 million (US$13.7 million) in the second quarter of 2021 as compared to RMB91.6 million in the corresponding period of 2020.

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[4] was 30,760 in the second quarter of 2021, as compared to 38,321 in the corresponding period in 2020. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 15,741 in the second quarter of 2021, as compared to 35,277 in the corresponding period in 2020. The decrease was mainly due to the weakened demand for critical illness insurance after the strong sales prior to the transition to the new critical illness definition framework in the first quarter of 2021, and relatively high base due to post-COVID19 boost in the corresponding period in 2020;

➢	Insurance premiums generated through Lan Zhanggui were RMB495.4 million (US$76.7 million) in the second quarter of 2021, among which life insurance premiums was RMB386.1million (US$59.8 million) and non-life insurance premiums were RMB109.3 million (US$16.9 million), respectively, as compared to RMB602.7 million total insurance premiums generated through Lan Zhanggui which included RMB581.2 million life insurance premiums and RMB21.5 million non-life insurance premiums in the corresponding period in 2020.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 2.4 million as of June 30, 2021, as compared to 3.2 million as of June 30, 2020.

Recent Developments

●	As of June 30, 2021, Fanhua had 339,543 sales agents and 2,022 professional claims adjusters, compared with 629,773 sales agents and 1,620 claims adjusters as of June 30, 2020. The decrease in the number of sales agents was mainly due to our efforts to streamline sales force and focus more on high-performing sales agents. The number of performing agents[5] was 50,982, and the number of performing agents for selling life insurance products was approximately 16,487 in the second quarter of 2021. As of June 30, 2021, Fanhua’s distribution network consisted of 771 sales outlets in 23 provinces and 112 services outlets in 31 provinces, compared with 775 sales outlets in 21 provinces and 118 service outlets in 31 provinces as of June 30, 2020.

[3]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

[4]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

[5]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

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●	In July 2021, Fanhua ranked 20th among the “Top 20 Global Insurance Brokers” in 2020, according to Best’s Review, a monthly magazine published by A. M. Best, one of the most prestigious insurance rating agencies in the world. Fanhua first made the list in 2009 and has been the only Asian insurance broker on the list. The ranking was based on total revenues in 2020.

Business Outlook

Fanhua expects its operating income to be no less than RMB25 million for the third quarter of 2021. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss its second quarter 2021 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 23, 2021
or 9:00 AM Beijing/Hong Kong Time on August 24, 2021

The toll free dial-in numbers:

United States	1-866-519-4004
United Kingdom	0808-234-6646
France	0800-912-761
Germany	0800-182-0671
Australia	1-300-717-205
Hong Kong, China	800-906-601
Japan	0120-925-376
South Korea	080-850-0474

The toll dial-in numbers:

China (Mainland)	400-620-8038
Hong Kong, China & Other Areas	+852 30186771

Conference ID #: 9690739

Additionally, a live and archived web cast of this call will be available at: https://edge.media-server.com/mmc/p/ws5egp8d

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About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2021, our distribution and service network is consisted of 771 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 112 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	245,428	340,242	52,697
Restricted cash	83,981	73,377	11,365
Short term investments	1,307,865	1,107,443	171,521
Accounts receivable, net	583,116	547,946	84,866
Other receivables	50,242	57,163	8,853
Other current assets	41,148	33,929	5,255
Total current assets	2,311,780	2,160,100	334,557

Non-current assets:
Restricted bank deposit – non current	20,689	15,711	2,433
Accounts receivable, net – non-current	—	101,041	15,649
Property, plant, and equipment, net	36,778	44,966	6,964
Goodwill and intangible assets, net	109,913	109,875	17,018
Deferred tax assets	10,032	15,290	2,368
Investment in affiliates	357,661	383,491	59,395
Other non-current assets	33,743	31,952	4,949
Right of use assets	200,403	196,003	30,357
Total non-current assets	769,219	898,329	139,133
Total assets	3,080,999	3,058,429	473,690

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Current liabilities:
Accounts payable	377,386	305,529	47,320
Insurance premium payables	25,421	20,586	3,188
Other payables and accrued expenses	188,448	158,210	24,504
Accrued payroll	105,739	90,020	13,942
Income tax payable	145,983	127,053	19,678
Current operating lease liability	86,233	84,897	13,149
Total current liabilities	929,210	786,295	121,781

Non-current liabilities:
Accounts payable – non-current	—	52,427	8,120
Other tax liabilities	67,219	67,219	10,411
Deferred tax liabilities	26,380	51,464	7,971
Non-current operating lease liability	103,526	99,568	15,421
Total non-current liabilities	197,125	270,678	41,923
Total liabilities	1,126,335	1,056,973	163,704

Ordinary shares	8,088	8,088	1,253
Statutory reserves	553,911	553,911	85,790
Retained earnings	1,306,554	1,372,875	212,631
Accumulated other comprehensive loss	(34,994)	(45,873)	(7,105)
Total shareholders’ equity	1,833,559	1,889,001	292,569
Non-controlling interests	121,105	112,455	17,417
Total equity	1,954,664	2,001,456	309,986
Total liabilities and equity	3,080,999	3,058,429	473,690

IR-331

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	765,707	577,453	89,436	1,415,918	1,577,557	244,332
Life insurance business	728,455	542,789	84,067	1,353,660	1,512,023	234,182
P&C insurance business	37,252	34,664	5,369	62,258	65,534	10,150
Claims adjusting	115,838	112,466	17,419	188,250	207,391	32,121
Total net revenues	881,545	689,919	106,855	1,604,168	1,784,948	276,453
Operating costs and expenses:
Agency	(535,468)	(363,620)	(56,318)	(979,565)	(1,037,638)	(160,710)
Life insurance Business	(506,845)	(337,260)	(52,235)	(934,264)	(989,942)	(153,323)
P&C insurance Business	(28,623)	(26,360)	(4,083)	(45,301)	(47,696)	(7,387)
Claims adjusting	(64,250)	(68,117)	(10,550)	(111,066)	(131,756)	(20,406)
Total operating costs	(599,718)	(431,737)	(66,868)	(1,090,631)	(1,169,394)	(181,116)
Selling expenses	(70,144)	(79,322)	(12,285)	(131,399)	(157,725)	(24,428)
General and administrative expenses	(114,741)	(127,855)	(19,802)	(225,152)	(266,423)	(41,264)
Total operating costs and expenses	(784,603)	(638,914)	(98,955)	(1,447,182)	(1,593,542)	(246,808)
Income from operations	96,942	51,005	7,900	156,986	191,406	29,645
Other income, net:
Investment income	5,269	6,308	977	14,129	16,541	2,562
Interest income	5,050	516	80	7,944	1,042	161
Others, net	23,373	16,518	2,558	25,388	17,995	2,787
Income from operations before income taxes and share income of affiliates	130,634	74,347	11,515	204,447	226,984	35,155
Income tax expense	(29,967)	(15,890)	(2,461)	(48,624)	(48,591)	(7,526)
Share of income (loss) of affiliates	4,487	10,965	1,698	(7,852)	26,327	4,078
Net income	105,154	69,422	10,752	147,971	204,720	31,707
Less: net income (loss) attributable to noncontrolling interests	5,841	2,017	312	2,865	(1,070)	(166)
Net income attributable to the Company’s shareholders	99,313	67,405	10,440	145,106	205,790	31,873

IR-331

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income–(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.09	0.06	0.01	0.14	0.19	0.03
Diluted	0.09	0.06	0.01	0.14	0.19	0.03

Net income per ADS:
Basic	1.85	1.26	0.19	2.70	3.83	0.59
Diluted	1.85	1.25	0.19	2.70	3.83	0.59

Shares used in calculating net income per share:
Basic	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784
Diluted	1,074,291,378	1,074,291,210	1,074,291,210	1,074,291,402	1,074,291,224	1,074,291,224
Net income	105,154	69,422	10,752	147,971	204,720	31,707
Other comprehensive income, net of tax: Foreign currency translation adjustments	137	(1,311)	(203)	3,857	(7,689)	(1,191)
Share of other comprehensive gain(loss) of affiliates	9	(1,038)	(161)	859	(496)	(77)
Unrealized net gains on available-for-sale investments	9,224	4,286	664	11,785	(2,694)	(417)
Comprehensive income	114,524	71,359	11,052	164,472	193,841	30,022
Less: Comprehensive (loss) income attributable to the noncontrolling interests	5,841	2,017	312	2,865	(1,070)	(166)
Comprehensive income attributable to the Company’s shareholders	108,683	69,342	10,740	161,607	194,911	30,188

IR-331

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	105,154	69,422	10,752	147,971	204,720	31,707
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	—	(1,335)	(207)	(5,102)	(1,427)	(221)
Share of loss (income) of affiliates	(4,487)	(10,965)	(1,698)	7,852	(26,327)	(4,078)
Other non-cash adjustments	37,873	(5,878)	(910)	70,937	(4,621)	(716)
Changes in operating assets and liabilities	(98,533)	(91,318)	(14,143)	(47,090)	(131,968)	(20,438)
Net cash generated from (used in) operating activities	40,007	(40,074)	(6,206)	174,568	40,377	6,254
Cash flows from investing activities:
Purchase of short term investments	(1,827,390)	(2,977,210)	(461,111)	(4,608,122)	(5,744,640)	(889,731)
Proceeds from disposal of short term investments	2,190,382	2,736,181	423,780	5,251,214	5,956,254	922,506
Cash received from disposal of nominee shareholding	—	—	—	—	10,200	1,580
Cash paid for loan receivables to a third party	(30,000)	—	—	(90,000)	—	—
Others	(3,554)	(10,065)	(1,559)	(5,743)	(17,391)	(2,694)
Net cash generated from (used in) investing activities	329,438	(251,094)	(38,890)	547,349	204,423	31,661
Cash flows from financing activities：
Dividends paid	(208,830)	(139,469)	(21,601)	(208,830)	(139,469)	(21,601)
Repayment of borrowing related to nominee shareholding	—	—	—	—	(10,200)	(1,580)
Dividend distributed to non-controlling interest	—	(7,580)	(1,174)	—	(7,580)	(1,174)
Net cash used in financing activities	(208,830)	(147,049)	(22,775)	(208,830)	(157,249)	(24,355)
Net increase (decrease) in cash, cash equivalents and restricted cash	160,615	(438,217)	(67,871)	513,087	87,551	13,560
Cash, cash equivalents and restricted cash at beginning of period	626,359	869,338	134,643	265,605	350,098	54,224
Effect of exchange rate changes on cash and cash equivalents	(237)	(1,791)	(277)	8,045	(8,319)	(1,289)
Cash, cash equivalents and restricted cash at end of period	786,737	429,330	66,495	786,737	429,330	66,495

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.